May 26, 2021

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust (the “Trust”) – Response to Additional SEC Comments with regard to the Reorganization of the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund (the “Funds”) on Form N-14 (the “Proxy Statement/Prospectus”)

Dear Mr. Bellacicco:

On April 29, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Proxy Statement/Prospectus. The staff provided comments to that Proxy Statement/Prospectus, and the Trust filed a second response letter dated May 25, 2021 (the “May Letter”). This letter responds to comments that the staff provided on Tuesday, May 25, 2021 to the Proxy Statement/Prospectus and the May Letter. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment. Contemporaneously with this letter, which I am submitting to you in a correspondence filing, the Trust is preparing to file a second amendment to the Proxy Statement/Prospectus electronically on EDGAR to address such comments.

Proxy Statement/Prospectus

1.	Comment: Regarding the fee table for the Tactical Growth Allocation Fund, you stated in your May Letter that you would add a footnote to explain why there is not a fee waiver or expense reimbursement shown for the New Fund. Since the New Fund is expected to operate at or under its expense limit, please remove the footnote and state that the line item for fee waivers and expense reimbursements does not apply.

Response: The Registrant has made the requested change.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA